Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA 19087
phone 484-583-1430
March 23, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Lincoln National Corporation
Form 10-Q for the Quarter Ended June 30, 2009
Form 10-Q for the Quarter Ended September 30, 2009
File No. 1-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of February 23, 2010, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Forms 10-Q for the quarters ended June 30, 2009, and September 30, 2009.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Form 10-Q for the quarter ended June 30, 2009

Note 5. Investments, page 14

1.	Refer to your response to our comment 5. Please disclose the following for each security type:

•	The estimated range and average period until recovery;
•	The estimated range and average holding period to maturity;
•	Current subordination level versus level when asset-backed structure was originated;
•
Your ability to hold securities for a sufficient period to ensure recovery given that you have cash of $2.5 billion and total liabilities of $97 billion at June 30,2009, net of separate account liabilities; and

•	Contractual and regulatory cash obligations.

March 23, 2010
Re: Lincoln National Corp

Response:

To address the Staff’s comment, we will update our disclosures in future filings, beginning with our Form 10-Q for the quarter ended March 31, 2010, to include substantially the following in our Consolidated Investments section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Selected information for certain AFS securities in a gross unrealized loss position (dollars in millions) was as follows:

As of December 31, 2009
			Estimated		Weighted Average
		Gross	Years	Average	Credit Enhancement
		Unrealized	until Call	Years	or
	Fair	Losses and	or	until	Subordination Level
	Value	OTTI	Maturity	Maturity	Current	Origination
MBS CMBS	$809	$354	1 to 47	29	22.50%	19.11%
Hybrid and redeemable
preferred securities	924	250	1 to 57	32	NA	NA

As provided in the table above, many of the securities in these categories are long-dated with some of the preferred securities being perpetual.  This is purposeful as it matches the long-term nature of our liabilities associated with our life insurance and annuity products.  See “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” where we present information related to maturities of securities and the expected cash flows for rate sensitive liabilities and maturities of our holding company debt, which also demonstrates the long-term nature of the cash flows associated with these items.  Because of this relationship, we do not believe it will be necessary to sell these securities before they recover or mature.  For these securities, the estimated range and average period until recovery is the call or maturity period.  It is difficult to predict or project when the securities will recover as it is dependent upon a number of factors including the overall economic climate.  We do not believe it is necessary to impair these securities as long as the expected future cash flows are projected to be sufficient to recover the amortized cost of these securities.

The actual range and period until recovery could vary significantly depending on a variety of factors, many of which are out of our control.  There are several items that could affect the length of the period until recovery, such as the pace of economic recovery, level of delinquencies, performance of the underlying collateral, changes in market interest rates, exposures to various industry or geographic conditions, market behavior and other market conditions.

We concluded that it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis, that the estimated future cash flows are equal to or greater than the amortized cost basis of the debt securities, and that we have the ability to hold the equity AFS securities for a period of time sufficient for recovery.  This conclusion is consistent with our asset-liability management process.  Management considers the following as part of the evaluation:

•	The current economic environment and market conditions;
•	Our business strategy and current business plans;
•	The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;
•	Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;
•
The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;

•	The capital risk limits approved by management; and
•	Our current financial condition and liquidity demands.

March 23, 2010
Re: Lincoln National Corp

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

•	Historic and implied volatility of the security;
•	Length of time and extent to which the fair value has been less than amortized cost;
•	Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;
•	Failure, if any, of the issuer of the security to make scheduled payments; and
•	Recoveries or additional declines in fair value subsequent to the balance sheet date.

As reported on our Consolidated Balance Sheets, we had $79.9 billion of investments and cash, which exceeded the liabilities for our future obligations under insurance policies and contracts, net of amounts recoverable from reinsurers, which totaled $73.7 billion as of December 31, 2009.  If it were necessary to liquidate securities prior to maturity or call to meet cash flow needs, we would first look to those securities that are in an unrealized gain position, which had a fair value of $31.5 billion as of December 31, 2009, rather than selling securities in an unrealized loss position.  The amount of cash that we have on hand at any point of time takes into account our liquidity needs in the future, other sources of cash, such as the maturities of investments, interest and dividends we earn on our investments, and the on-going cash flows from new and existing business.

See “AFS Securities – Evaluation for Recovery of Amortized Cost” in Note 1 and Note 5 for additional discussion.”

As supplemental information, we would like to inform the Staff that there has been significant improvement in the fair value of these securities, which resulted in a 38% decline in the gross unrealized losses.  Our total fair value and gross unrealized losses for these securities from June 30, 2009, to December 31, 2009, is presented in the table below, which demonstrates the temporary nature of the gross unrealized loss position that existed as of June 30, 2009, for the security classes identified.

	As of June 30, 2009		As of September 30, 2009		As of December 31, 2009
	Total	Gross	Total	Gross	Total	Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
MBS CMBS	$1,985	$542	$2,253	$391	$2,131	$354
ABS CLNs	219	381	318	282	322	278
Hybrid and redeemable
preferred securities	1,063	509	1,235	334	1,188	250
	$3,267	$1,432	$3,806	$1,007	$3,641	$882

March 23, 2010
Re: Lincoln National Corp

In “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” on page 151 of our 2009 Form 10-K, we disclose the following information related to maturities of fixed and variable interest rate securities and the expected cash flows for rate sensitive liabilities and maturities of our holding company debt.  This table does not include the cash flow from interest on these assets.  This disclosure provides a level of information regarding the matching of our assets and liabilities over the near term.

								Estimated
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Rate Sensitive Assets
Fixed interest rate securities	$1,886	$3,025	$3,306	$3,694	$3,679	$43,177	$58,767	$58,984
Average interest rate	6.2%	6.0%	5.9%	5.8%	6.1%	6.0%	6.0%
Variable interest rate securities	$166	$125	$64	$215	$314	$5,135	$6,019	$4,337
Average interest rate	8.1%	3.8%	7.6%	4.9%	3.2%	4.6%	4.6%
Mortgage loans	$223	$349	$475	$425	$495	$5,205	$7,172	$7,316
Average interest rate	6.9%	7.7%	6.8%	6.2%	6.2%	6.3%	6.4%
Rate Sensitive Liabilities
Investment type
insurance contracts (1)	$1,162	$1,695	$1,798	$1,979	$2,337	$17,567	$26,538	$26,319
Average interest rate	6.0%	6.3%	6.0%	5.8%	5.9%	6.0%	6.0%
Debt	$350	$250	$300	$200	$500	$3,768	$5,368	$5,108
Average interest rate	0.3%	6.2%	5.7%	2.0%	4.8%	6.4%	5.6%
Rate Sensitive Derivative
Financial Instruments
Interest rate and foreign
currency swaps:
Pay variable/receive fixed	$24	$24	$-	$66	$-	$3,150	$3,264	$(40)
Average pay rate	0.3%	0.9%	0.0%	0.9%	0.0%	0.5%	0.5%
Average receive rate	4.2%	4.5%	0.0%	5.2%	0.0%	4.4%	4.4%
Pay fixed/receive variable	$395	$203	$758	$275	$503	$1,830	$3,964	$(213)
Average pay rate	4.8%	4.0%	3.0%	4.0%	3.4%	4.6%	4.1%
Average receive rate	0.3%	0.3%	0.3%	0.3%	0.3%	0.4%	0.3%
Interest rate caps:
Outstanding notional	$150	$-	$-	$-	$-	$-	$150	$-
Average strike rate (2)	7.0%	-	-	-	-	-	-
Forward CMT curve (3)	3.8%	-	-	-	-	-	-
Interest rate futures:
2-year treasury notes
outstanding notional	$287	$-	$-	$-	$-	$-	$287	$-
5-year treasury notes
outstanding notional	224	-	-	-	-	-	224	-
10-year treasury notes
outstanding notional	376	-	-	-	-	-	376	-
Treasury bonds
outstanding notional	1,446	-	-	-	-	-	1,446	-

March 23, 2010
Re: Lincoln National Corp

As discussed in Note 5 of “Part II – Item 8.  Financial Statements and Supplementary Data,” in our  Form 10-K for the year ended December 31, 2009, our credit-linked notes (“CLNs”) are associated with two funding agreements, which are reported in other contract holder funds on our Consolidated Balance Sheets.  These funding agreements have the same maturity dates as the CLNs they are associated.  In addition, we will be adopting ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”), which amends the consolidation guidance related to VIEs effective January 1, 2010.  We are continuing to evaluate our involvement with entities we have determined are VIEs.  Based on this evaluation, we may be required to consolidate the VIEs associated with our investment in CLNs.  Upon the initial adoption of ASU 2009-17, if we consolidate the assets and liabilities of these VIEs, we have estimated the unfavorable impact to be approximately $200 million, after-tax, which would be recorded as a cumulative effect adjustment to the beginning balance of retained earnings as of January 1, 2010.

Liquidity and Capital Resources, page 129

2.
Refer to your response to prior comment 7.  We believe that referencing investors to previously filed disclosures is not sufficient when a covenant triggering event has occurred, such as the net income test.  Therefore, please confirm to us that you will provide enhanced disclosures in all future filings, similar to that provided in your Form 10-K for the year ended December 31, 2008 as referenced in your response.

Response:

In our Form 10-K for the year ended December 31, 2009, we provided the enhanced disclosures as requested by the Staff.  We will include similar disclosures in all future filings until such time that a covenant triggering event no longer exists.  The following disclosures were included in our Form 10-K with respect to the capital securities:

Part I – Item 1A.  Risk Factors

We will be required to pay interest on our capital securities with proceeds from the issuance of qualifying securities if we fail to achieve capital adequacy or net income and stockholders’ equity levels.

As of December 31, 2009, we had approximately $1.5 billion in principal amount of capital securities outstanding.  All of the capital securities contain covenants that require us to make interest payments in accordance with an alternative coupon satisfaction mechanism (“ACSM”) if we determine that one of the following triggers exists as of the 30th day prior to an interest payment date, or the “determination date”:

1.  LNL’s RBC ratio is less than 175% (based on the most recent annual financial statement filed with the State of Indiana); or
2.  (i) The sum of our consolidated net income for the four trailing fiscal quarters ending on the quarter that is two quarters prior to the most recently completed quarter prior to the determination date is zero or negative, and (ii) our consolidated stockholders’ equity (excluding accumulated OCI and any increase in stockholders’ equity resulting from the issuance of preferred stock during a quarter), or “adjusted stockholders’ equity,” as of (x) the most recently completed quarter and (y) the end of the quarter that is two quarters before the most recently completed quarter, has declined by 10% or more as compared to the quarter that is ten fiscal quarters prior to the last completed quarter, or the “benchmark quarter.”

March 23, 2010
Re: Lincoln National Corp

The ACSM would generally require us to use commercially reasonable efforts to satisfy our obligation to pay interest in full on the capital securities with the net proceeds from sales of our common stock and warrants to purchase our common stock with an exercise price greater than the market price.  We would have to utilize the ACSM until the trigger events above no longer existed, and, in the case of test 2 above, our adjusted stockholders’ equity amount increased or declined by less than 10% as compared to the adjusted stockholders’ equity at the end of the benchmark quarter for each interest payment date as to which interest payment restrictions were imposed by test 2 above.

If we were required to utilize the ACSM and were successful in selling sufficient shares of common stock or warrants to satisfy the interest payment, we would dilute the current holders of our common stock.  Furthermore, while a trigger event is occurring and if we do not pay accrued interest in full, we may not, among other things, pay dividends on or repurchase our capital stock.  Our failure to pay interest pursuant to the ACSM will not result in an event of default with respect to the capital securities, nor will a nonpayment of interest, unless it lasts for ten consecutive years, although such breaches may result in monetary damages to the holders of the capital securities.

In recent quarters, we have triggered the net income test as a result of quarterly consolidated net losses, and we may continue to trigger the net income test looking forward to future quarters.  However, our efforts to raise capital in the form of equity in the second and third quarters of 2009 resulted in no trigger of the overall stockholders’ equity test looking forward to the quarters ending March 31, 2010, and June 30, 2010.

The calculations of RBC, net income (loss) and adjusted stockholders’ equity are subject to adjustments and the capital securities are subject to additional terms and conditions as further described in supplemental indentures filed as exhibits to our Forms 8-K filed on March 13, 2007, May 17, 2006, and April 20, 2006.

Part II – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Review of Consolidated Financial Condition – Liquidity and Capital Resources – Sources of Liquidity and Cash Flow – Financing Activities

Management monitors the covenants associated with LNC’s capital securities.  If we fail to meet capital adequacy or net income and stockholders’ equity levels (also referred to as “trigger events”), terms in the agreements may be triggered, which would require us to make interest payments in accordance with an “alternative coupon satisfaction mechanism.”  This would require us to use commercially reasonable efforts to pay interest in full on the capital securities with the net proceeds from sales of our common stock and warrants on our common stock with an exercise price greater than the market price.  We would have to utilize the alternative coupon satisfaction mechanism until the trigger events above no longer existed.  If we were required to utilize the alternative coupon satisfaction mechanism and were successful in selling sufficient common shares or warrants to satisfy the interest payment, we would dilute the current holders of our common stock.  Furthermore, while a trigger event is occurring and if we do not pay accrued interest in full, we may not, among other things, pay dividends on or repurchase our capital stock.  For more information, see “Part I – Item 1A. Risk Factors – We will be required to pay interest on our capital securities with proceeds from the issuance of qualifying securities if we fail to achieve capital adequacy or net income and stockholders’ equity levels.”

Part II – Item 8. Financial Statements and Supplementary Data – Note 13.  Short-Term and Long-Term Debt

Certain Debt Covenants on Capital Securities

Our $1.5 billion in principal amount of capital securities outstanding contain certain covenants that require us to make interest payments in accordance with an alternative coupon satisfaction mechanism (“ACSM”) if we determine that one of the following triggers (“trigger events”) exists as of the 30th day prior to an interest payment date (“determination date”):

•	LNL’s risk-based capital ratio is less than 175% (based on the most recent annual financial statement filed with the State of Indiana); or
•
The sum of our consolidated net income for the four trailing fiscal quarters ending on the quarter that is two quarters prior to the most recently completed quarter prior to the determination date is zero or negative; and

•
Our consolidated stockholders’ equity (excluding accumulated other comprehensive income and any increase in stockholders’ equity resulting from the issuance of preferred stock during a quarter) (“adjusted stockholders’ equity”) as of the most recently completed quarter and the end of the quarter that is two quarters before the most recently completed quarter, has declined by 10% or more as compared to the quarter that is ten fiscal quarters prior to the last completed quarter (the “benchmark quarter”).

March 23, 2010
Re: Lincoln National Corp

The ACSM would generally require us to use commercially reasonable efforts to satisfy our obligation to pay interest in full on the capital securities with the net proceeds from sales of our common stock and warrants to purchase our common stock with an exercise price greater than the market price.  We would have to utilize the ACSM until the trigger events no longer existed.  Our failure to pay interest pursuant to the ACSM will not result in an event of default with respect to the capital securities nor will a nonpayment of interest unless it lasts for ten consecutive years, although such breaches may result in monetary damages to the holders of the capital securities.

****

If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

cc:  Frederick J. Crawford, Executive Vice President & Chief Financial Officer